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                               July 30, 2020

       Mike Pykosz
       Chief Executive Officer
       Oak Street Health, Inc.
       30 W. Monroe Street
       Suite 1200
       Chicago, IL 60603

                                                        Re: Oak Street Health,
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed July 29, 2020
                                                            File No. 333-239818

       Dear Mr. Pykosz:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1 filed July 29,
2020

       Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the exclusive forum..., page 61

   1. We note that your risk factor and your disclosure on page 171 states that your certificate of incorporation to be
effective in connection with the closing of this offering includes a forum selection
provision that identifies the Court of Chancery of the State of Delaware as the exclusive forum for
certain litigation, including any    derivative action    and that it will
                                                        not apply to suits to
enforce a duty or liability created by the Securities Act, the Exchange
                                                        Act or any other claim
for which the federal courts have exclusive jurisdiction. However, your Form of
Certificate of Incorporation filed as Exhibit 3.1 includes an exclusive federal forum (the federal
district courts of the United States) for Securities Act claims. Please
 Mike Pykosz
Oak Street Health, Inc.
July 30, 2020
Page 2
       revise your disclosure and/or your Form of Certificate of Incorporation to reconcile this discrepancy. If you have an exclusive federal forum for Securities Act claims, please revise your disclosure to describe any risks or other impacts on investors and address any uncertainty as to whether a court would enforce such provision. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Dilution, page 76

2. It appears that your pro forma net tangible value in the narrative and table on page 76 was not adjusted for the $20,000,000 tender offer completed in April 2020. Please revise to clarify how the tender offer is reflected in the Dilution Table on page 76, or revise accordingly to reflect it. If you believe it should not be reflected, please explain your basis for that conclusion.
Organizational Transactions, page 77

3. You disclose here that your employees will receive a total of 15,788,340 shares of common stock, 19,148,809 restricted stock units (RSUs) and 15,907,877 options to purchase common stock of Oak Street Health, Inc. at a strike price equal to the initial public offering price in exchange for their profits interests in OSH MH LLC. You also disclose on page 158 that employees who hold unvested profits interests will receive an aggregate of 19,148,809 RSUs in exchange for such profits interests. You disclose on page 158 that "The restricted stock units will be subject to time-based vesting." Please revise to discuss the terms of the common stock, RSUs, and options to be issued as part of the Organizational Transactions, including any vesting parameters, restrictions, or future performance obligations by these employees. Tell us how you have concluded whether there is anyadditional compensation expense to be recorded as a result of the exchanges under the Organizational Transactions.
        You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact
Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                               Sincerely,
FirstName LastNameMike Pykosz
                                                               Division of
Corporation Finance
Comapany NameOak Street Health, Inc.
                                                               Office of Life
Sciences
July 30, 2020 Page 2
cc:       Robert E. Goedert, Esq.
FirstName LastName